[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 30, 2012

Via EDGAR and Courier

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Berry Plastics Group, Inc.

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed May 4, 2012

File No. 333-180294

Dear Ms. Long:

On behalf of our client, Berry Plastics Group, Inc. (“Berry” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 16, 2012, regarding the Company’s Amendment 1 to the Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and we have forwarded to the attention of Mr. Edward Kelly six courtesy copies of such Amendment No. 2 marked to show changes from Amendment No. 1 as filed on May 30, 2012. Capitalized terms used but not defined herein have the meanings specified in the Amendment No. 2.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 2.

Non-GAAP Financial Measures, page iii

1.	We note that you continue to refer to your presentation of adjusted free cash flow as a supplemental measure of performance in the first paragraph. If you continue to believe adjusted free cash flow is a performance measure in addition to a liquidity measure, please reconcile this measure from net income/(loss) in addition to the reconciliation from operating cash flows. Please also explain why the measure is useful to investors as a performance measure in addition to a liquidity measure. Please refer to Item 10(e)(1)(i)(b) and (c) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

Summary of Historical Consolidated Financial Data, page 9

2.	We note the placeholder disclosures that you have included on page 11 in response to comment 12 in our letter dated April 18, 2012. It is unclear how you determined the disclosures provided comply with Article 11 of Regulation S-X. While Article 11-02(b)(1) of Regulation S-X does allow a narrative description of the pro forma effects of the transaction where a limited number of pro forma adjustments are required and those adjustments are easily understood, the disclosures should be sufficient to allow an investor to obtain the same information had you provided full pro forma financial statements and notes. As previously requested, please provide pro forma financial information for the impact of the new shares on (loss)/earnings per share, the anticipated debt repayment from the use of proceeds from the equity offering to your balance sheet and income statement, and your accounting for the income tax receivable agreement in accordance with Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Acquisitions, Dispositions and Facility Rationalizations, page 33

3.	We note your response to comment 19 in our letter dated April 18, 2012. Please include additional disclosures that note you are unable to track the impact these restructuring activities actually have on your earnings along with an explanation of why. However, to the extent that you are able to track your progress for a portion of the expected cost savings, please address how the actual savings compares to your expected cost savings. Please refer to your analysis of your segments’ operating income for fiscal year 2011 as compared to fiscal year 2010.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34.

Financial Statement Presentation, page 34

4.	We note that revised discussion and analysis you provided for your results of operations in response to comments 21-23 in our letter dated April 18, 2012, and it is unclear how the revisions provided are responsive to these comments and provide investors with an understanding of the material factors impacting the changes in the line items comprising income from continuing operations at the consolidated level. Please address each of the following:

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

•

The analysis provided for the increase in operating income for the interim period appears to be incomplete. Gross profit for the interim period increased $26 million versus the $11 million increase in operating income. Based on the quantified information provided for the factors that would impact gross profit, it appears as though the impact of the volume change is $2 million. If this is the case, there is $8 million negatively impacting operating income that remains unexplained. Please disclose all material positive and negative factors that contributed to this remaining $8 million. Please quantify the impact the change in volumes had on gross profit for each period presented. For your analysis of operating income for fiscal year 2011 as compared to fiscal year 2010, similar incomplete analysis was noted. Please also revise your analysis for the comparison of fiscal year 2011 and fiscal year 2010 to disclose all material, positive and negative factors materially impacting operating income, including quantifying the corresponding impact.

•

For each period presented, please explain the nature of the improvement in operating performance. To the extent appropriate, please provide any segment specific details in your analysis of each segment’s operating income for each period presented.

•

Please quantify the extent to which the Rexam SBC and Filmco acquisitions had on operating income for the interim period, including the nature of the impact of these acquisitions (i.e., volume increases, higher or lower margin products, fixed asset and intangible asset amortization, integration expenses, etc.).

•	Please separately quantify the negative impact of the increased performance compensation and the integration expenses had on selling, general and administrative costs for the interim period.

•	Please quantify the extent to which restructuring activities negatively impacted operating income for the interim period.

•

Please provide an analysis of operating income at the consolidated level for the fiscal year 2010 and fiscal year 2009 comparison similar to the analyses provided for the fiscal year 2012 and fiscal year 2011 interim periods and fiscal year 2011 as compared to fiscal year 2010.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 36. The Company supplementally advises the Staff that while the Company is able to determine the overall improvement in operations, it is unable to

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

specifically quantify the impact of its various operational improvement initiatives which include, among others, plant rationalizations, material reduction programs and capacity optimization initiatives. As a result the requested nature of these improvements has been omitted. In addition, the Company advises the Staff that integration expenses, as defined by the Company, are costs included in both restructuring and other operating expenses.

5.	For the segment level analyses, please address each of the following:

•	Quantify the impact that the change in volumes had on operating income for all segments and for each period presented.

•

Disclose the impact that changes in volume (i.e., the extent to which the fixed costs negatively impacted operating income margin due to the decline in volume) had on Rigid Open Top business’ operating income for the interim period presented. In this regard, we note that the decline in volumes negatively impact net sales for the Rigid Open Top business by 7%. Please also address this comment for your analysis of fiscal year 2011 as compared to fiscal year 2010.

•

Quantify the impact that the relationship of net selling price to raw material costs, the change in volume, and the acquisition of Rexam SBC, other than the integration costs and increase in depreciation expense, had on the Rigid Closed Top business’ operating income for the interim period and each of the fiscal years presented.

•

For the Engineered Material business’ operating loss analysis for the interim period, separately quantify the impact of the relationship of net selling price to raw material costs and improved operating performance in manufacturing. Please also quantify the impact that Filmco had on operating loss. For the fiscal year 2011 as compared to fiscal year 2010 analysis, please quantify the impact that the Pliant acquisition had.

•

For the Flexible Packaging business’ analysis of operating (loss)/income for fiscal year 2010 as compared to fiscal year 2009, please separately quantify the impact of integration costs related to the acquisition of Pliant and the acquisition costs related to Pliant.

Please refer to Items 303(a)(3)(i) and (iii) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 36.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

Liquidity and Capital Resources, page 41

6.	We note your response to comment 10 in our letter dated April 18, 2012, along with the disclosure provided on page 7. Once the terms have been finalized, please disclose the material terms within the liquidity and capital resources section of MD&A. Please also disclose the range of the future payments that you expect to pay under the agreement to your current shareholders; the anticipated timing of the payments (e.g., payments to the existing shareholders that are a party to the agreement will be made two months after we file an income tax return in which the net operating losses attributable to periods prior to the offering and any other tax benefits that are part of the agreement are utilized); how you intend to fund the required payments; and how you intend to account for this agreement in your consolidated financial statements. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification. Please note that once you include all of the requested information, we may have additional comments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45.

Critical Accounting Policies, page 42

7.	We note your response to comment 27 in our letter dated April 18, 2012. While we understand that the changes in fair value of the shares of your redeemable common stock are recognized in additional paid in capital and that the redemption feature terminates upon successful completion of your initial public offering or IPO, it remains unclear how you determined that disclosure regarding the methodology and material assumptions used to estimate the fair value of the redeemable shares is not material information to a potential investor in the shares of common stock that you intend to sell in this IPO. We continue to request that you include disclosures regarding your estimate of the fair value of the redeemable common stock for your most recently completed fiscal year and the subsequent interim periods presented, including:

•	A description of how you estimated the fair value of your common stock.

•

A comprehensive discussion of the significant underlying factors and assumptions used in estimating the fair value of your common stock for each valuation date. In this regard, please disclose the multiples used, the EBITDA value the multiple applied, any other assumptions used, and how the resulting value was used to determine the estimated fair value of your outstanding redeemable common stock. Please also explain how you determined the multiple to use.

•

Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your redeemable common stock at the most recent valuation date and the estimated IPO price.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

Please refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Response: The Company acknowledges the Staff’s comment, and respectfully notes Section 9520.1 of the Division of Corporation Finance’s Financial Reporting Manual, which provides that “[e]stimates used to determine stock-based compensation are often considered critical by companies going public.” Section 9520.1 further provides that if estimates used to determine stock-based compensation are considered critical under Securities Act Release 33-8350, then the Staff may ask companies to consider including additional disclosure in regards thereto. Section V of Release 33-8350 states that companies should consider whether they have made accounting estimates or assumptions and provide disclosure about those critical accounting estimates or assumptions where:

•

the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.

The Company respectfully advises the Staff that it has considered the materiality of the disclosures requested and has concluded that the impact to the Company of the estimates and assumptions on financial condition or operating performance is immaterial. First, the arrangements surrounding the redeemable stock are terminated upon an IPO and therefore do not affect investors in the Company’s IPO. Second, the Company also considered its stock compensation expenses and other equity transactions and believes that they are all immaterial to a reader of our financial statements. The Company’s stock compensation for fiscal 2011 and the two quarterly periods ended March 31, 2012 were $2 million (0.04% of its total operating expenses for the period) and $2 million (0.09% of its total operating expenses for the period), respectively.

8.

We note the disclosures that you provided in response to comment 28 in our letter dated April 18, 2012. While your current discussion of the changes in base volume does provide investors with useful information, it remains unclear how the actual fiscal year 2011 results fell significantly below the estimated results in your fiscal year 2010 goodwill impairment test in light of the fact that total sales for the Specialty Films segment increased 12.3% for fiscal year 2011 as compared to fiscal year 2010 and segment operating loss improved for fiscal year 2011 as compared to fiscal year 2010, excluding the goodwill impairment charge and other asset write offs for both fiscal years. As such, we continue to request that you disclose the estimated net sales for fiscal year 2011 for the Specialty Films segment that was included in your fiscal year 2010 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual net sales recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2011 goodwill impairment test. Further, please explain

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

why you believe the decline in net sales below expectations in your fiscal year 2010 discounted cash flow model for fiscal year 2011 will not be overcome in the long term, given that recoverability of goodwill is based on long term financial projections.

Response: The Company respectfully draws the Staff’s attention to the letter from Berry Plastics Corporation to the Staff, dated May 25, 2012, which provides expanded information regarding the impairment test for the Specialty Films segment.

Management and Transaction Fees, page 74

9.	We note the response to comment 36 in our April 18, 2012 letter and the disclosures that your management and the sponsors received a transaction fee of $5 million in connection with the Rexam SBC acquisition and a structuring fee of $7 million in connection with the reorganization of Pliant. Identify the sponsors and each person comprising your management that received the fees, and disclose the fees that each sponsor and each person comprising your management received if those fees exceed $120,000. See Item 404(a) of Regulation SK and the item’s instructions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 75.

Index to Consolidated Financial Statements, page F-1

10.	Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has included the most recent quarterly information in Amendment No. 2.

11.	We note your response to comment 39 in our letter dated April 18, 2012. While we understand that it is your intention to guarantee Berry Plastics Corporation’s outstanding debt as of the date of the effectiveness of your IPO, the legal and contractual restrictions that may limit your ability to obtain cash from your subsidiaries was in effect as of December 31, 2011, the date of your latest audited balance sheet, and is currently in effect. As such, it remains unclear how you determined that you are not required to present parent only financial statements in accordance with Article 5-04(c) of Regulation S-X. Please refer to Item 11(e) of Form S-1 for additional guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-53.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

Audited Consolidated Financial Statements of Berry Plastics Group, Inc.

1. Basis of Presentation and Summary of Significant Accounting Policies, page F-22

Goodwill, page F-25

12.	We note your response to comment 45 in our letter dated April 18, 2012 in which you provided us your analysis to support your conclusion that the components of each of your operating segments met the requirements for aggregation to the operating segment level. Please expand upon your analysis regarding similar economic characteristics to provide us revenues; gross profit; gross profit margins; operating profit; and operating profit margins, along with any other information that you believe would be useful for each of your components by operating segment for each period presented. Address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one component and increasing for another). Please refer to ASC 350-20-35-35 and ASC 350-20-55-6 – 55-9 for guidance. While ASC 350-20-55-6 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, components with materially differing financial trends need to be appropriately considered to determine whether or not it is appropriate to aggregate components.

Response: The Company respectfully draws the Staff’s attention to the letter from Berry Plastics Corporation to the Staff, dated May 25, 2012, which provides expanded information regarding the reporting segments components’ similar economic characteristics including revenues, gross profit, gross profit margins, operating profit and operating profit margins.

3. Long-Term Debt, page F-31

13.	We note that you recognized a material gain related to BP Parallel LLC’s acquisition of your senior unsecured term loan during fiscal year 2009 in which BP Parallel LLC purchased a material portion of the loan for about a third of the principal amount. Please revise your disclosure to clarify whether the holder of the term loan was a related party and an explanation of why the holder accepted a payment significantly below the amount to acquire the loans on June 5, 2007. Please also provide a comprehensive explanation of why you have not repaid BP Parallel, a consolidated subsidiary, to legally extinguish the term loan and continue with your obligation to pay the subsidiary interest. As part of your disclosure, please explain whether you intend to repay BP Parallel LLC the principal amount outstanding upon maturity on June 5, 2014, and how you intend to fund the repayment to the extent that you do. As the term loan is an asset for your consolidated subsidiaries, please disclose whether the decision to maintain the obligation to BP Parallel LLC relates to Berry Plastics Corporation’s compliance with financial covenants.

Response: The Company supplementally advises the Staff that the Company’s indirect wholly owned subsidiary, BP Parallel LLC, acquired interests in the Company’s senior unsecured term loan in arms’-length transactions with non-affiliated third parties at then-

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

prevailing market prices. Because under the terms of such loan the Company is under no obligation to repay the debt prior to the specific dates set forth therein and has not otherwise had any reason to extinguish the debt, the Company has left it outstanding. The Company has a variety of options for repayment, refinancing or extinguishment of the loan at or prior to their maturity, but has not yet decided on a course of action with respect thereto. The Company further advises the Staff supplementally that the decision to maintain the interests in the loan at BP Parallel LLC does not relate to compliance by Berry Plastics Corporation with the financial covenants in its outstanding debt instruments. In response to the Staff’s comment, the Company has revised the disclosure on page F-33 to clarify that the interests were purchased at market rates in arms’-lengths transactions.

14. Net Income (Loss) Per Share, page F-51

14.	We note your response to comment 47 in our letter dated April 18, 2012. To alleviate any confusion, please disclose that you have included the weighted average shares of redeemable common stock in calculating basic and diluted earnings/(loss) per share.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-51.

*  *  *  *  *  *

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 30, 2012

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	Jonathan D. Rich (Chief Executive Officer, Berry Plastics Group, Inc.)
James Kratochvil (Chief Financial Officer, Berry Plastics Group, Inc.) Jeffrey Thompson (Chief Legal Officer, Berry Plastics Group, Inc.)

Edward M. Kelly (U.S. Securities and Exchange Commission)
Craig E. Slivka (U.S. Securities and Exchange Commission)
Tracey Houser Smith (U.S. Securities and Exchange Commission)
Alfred P. Pavot, Jr. (U.S. Securities and Exchange Commission)

John A. Tripodoro (Cahill Gordon & Reindel LLP)
William J. Miller (Cahill Gordon & Reindel LLP)